Exhibit 99.2

WRITTEN STATEMENT OF THE WPS RESOURCES CORPORATION CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

Pursuant to 18 U.S.C. Section 1350, I, the undersigned Senior Vice President and Chief Financial Officer of WPS Resources Corporation hereby certify, based on my knowledge, that the Quarterly Report on Form 10-Q of WPS Resources Corporation for the quarter ended March 31, 2003 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of WPS Resources Corporation.

/s/ Joseph P. O'Leary

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Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
WPS Resources Corporation

May 12, 2003

This certification accompanies this Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to WPS Resources Corporation and will be retained by WPS Resources Corporation and furnished to the Securities and Exchange Commission or its staff upon request.